EXHIBIT 99.1

November 16, 2020	Trading Symbol: TSX Venture – CLH

Coral Receives Court Approval for Arrangement

with Nomad Royalty Company Ltd.

Coral Gold Resources Ltd. (TSX-V – CLH; OTCQX: CLHRF; “Coral” or the “Company”) is pleased to report the Supreme Court of British Columbia has approved the previously announced arrangement (“Arrangement”) [see news releases of Coral dated August 24, 2020 and October 15, 2020] whereby Nomad Royalty Company Ltd. (“Nomad”) will acquire all of the outstanding common shares of Coral.

Assuming all other remaining conditions to the Arrangement are either satisfied or waived, the Company expects that the closing date of the Arrangement (the “Effective Date”) will occur on or about Thursday, November 19, 2020.  Under the terms of the Arrangement, Coral shareholders on the Effective Date will receive 0.80 of a Nomad common share, 0.40 of a share purchase warrant of Nomad, and $0.05 for every Coral share held.  For complete details of the Plan of Arrangement, interested persons are directed to the Information Circular filed on SEDAR (www.sedar.com) on October 14, 2020 by Coral under its profile.

As previously announced, Coral requested a trading halt of its common shares on the TSX Venture Exchange (the “Exchange”) after the close of trading on November 13, 2020, pending completion of the Arrangement.  In result, Coral’s common shares are not expected to return to trading, assuming the Arrangement is completed.  The common shares of Coral will be delisted from the Exchange, because Coral will become a wholly-owned subsidiary of Nomad on the Effective Date.

No Offer or Solicitation

This announcement is for informational purposes only and does not constitute an offer to purchase or a solicitation of an offer to sell common shares of Coral or an offer to sell or a solicitation of an offer to buy common shares of Nomad.

About Coral Gold Resources Ltd.

Coral is a precious metals exploration company, where it has explored one of the world’s richest gold districts in Nevada for over 30 years. The Company's primary asset is a sliding scale net smelter returns production royalty on Barrick’s Robertson Property in Nevada. The Company also holds a portfolio of strategically-located exploration projects near Barrick’s Pipeline/Cortez Mine Complex on Nevada’s Battle Mountain/Cortez Trend.

ON BEHALF OF THE BOARD

“David Wolfin”

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David Wolfin,

President & Chief Executive Officer

Coral Gold Resources Ltd.

NEITHER THE TSX VENTURE EXCHANGE, NOR ITS REGULATION SERVICE PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE.

This release contains statements that are forward-looking statements and are based on numerous assumptions, and involve known and unknown risks, uncertainties and other factors, including risks described in the Information Circular in relation to the Arrangement, and which are inherent in mineral exploration and development, which may cause the actual results, performance, or achievements of the Company to be materially different from any projected future results, performance, or achievements expressed or implied by such forward-looking statements. Such information contained herein represents management’s best judgment as of the date hereof based on information currently available. The Company does not assume the obligation to update any forward-looking statement.